VIA EDGAR

January 26, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Geoff Kruczek

Re:	Thunder Bridge Capital Partners, Inc.

Registration Statement on Form S-1

Filed January 15, 2021

File No. 333-252109

Dear Mr. Kruczek:

Thunder Bridge Capital Partners, Inc., (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 22, 2021, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on January 15, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1, filed January 15, 2021

Summary Financial Data, page 26

1. For comparative purposes, please also re-include the balance sheet data for the audited period ended August 26, 2020. We note the currently presented September 30, 2020 balance sheet data is for the subsequent unaudited interim period.

In response to the Staff’s comment, the summary financial data was updated to include the audited period ended August 26, 2020.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 26, 2021

Dilution, page 67

2. In the first sentence of the second paragraph, please clarify that your net tangible book value deficit was ($124,371), or approximately ($0.01) per share of common stock at September 30, 2020. Our computation of the net tangible book value is total assets less the intangible asset of deferred offering costs, and less total liabilities. Please revise all related computations including the tabular calculation of pro forma net tangible book value per share after the offering shown on page 68. Further it appears the table on page 68 should reflect within the numerator section, net proceeds of $300,750,000 as shown in Use of Proceeds on page 62, rather than $300,000,000. Please revise or advise, as appropriate.

In response to the Staff’s comment, we have revised the dilution information as noted.

Capitalization, page 69

3. Please include within the actual column, the amount borrowed under notes payable to related party at September 30, 2020, and revise the total capitalization amount accordingly. Reference is made to footnote (1) to the table for the loan from the Sponsor. Also, please revise the number of Class A common shares and also the related amount that are subject to redemption based upon our comment under Dilution. Further, it appears the as adjusted total stockholders' equity (deficit) balance as currently shown does not calculate as $5,000,002, but rather as $5,750,002. Please revise your computations as appropriate, as it appears that additional paid-in capital may be the primary source for the higher amount.

In response to the Staff’s comment, we have revised the capitalization information as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations Controls and Procedures, page 73

4. As you have chosen a December 31 fiscal year end, please clarify in the second sentence of the first paragraph that the applicable fiscal year is December 31, 2021, rather than September 30, 2022. Please also revise in the last paragraph on page 104 and elsewhere throughout the filing, as applicable.

In response to the Staff’s comment, we have revised the requested disclosure throughout the document.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

January 26, 2021

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Stuart Neuhauser, at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Gary A. Simanson
Name:	Gary A. Simanson
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP